UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2017

Rise Companies Corporation

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10659

Delaware	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1601 Connecticut Ave., NW, Suite 300 Washington, DC (Address of principal executive offices)	20009 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our dependence on the success of real estate investment programs for generating revenue and raising new capital;
•	our ability to attract and retain members to the Fundrise Platform (as defined below);
•	risk associated with breaches of our data security;
•	changes in economic conditions generally, and the real estate and securities markets specifically;
•	a failure to satisfy requirements for favorable tax treatments for our Sponsored Programs (as defined below);
•	fluctuation in our cash flow or earnings as a result of any co-investments, especially in the event we are required to make future capital contributions;
•	risks related to the real estate industry in general, including risks related to potential increases in interest rates and tenant defaults, and declines in real estate values, as well as rental and occupancy rates;
•	changes to U.S. generally accepted accounting principles.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Rise Companies Corporation (“Rise”, “Rise Companies Corp”, “we”, “our”, the “Company”, and “us”) is an online investment technology company, that owns and operates a leading web-based, direct investment and origination platform, located at www.fundrise.com (the “Fundrise Platform”). We believe technology-powered investment is a more efficient mechanism than the conventional financial system to invest in real estate and other assets. Enabled by our proprietary technology, we aggregate thousands of individuals from across the country to create the scale of an institutional investor without the high fees and overhead typical of the old-fashioned investment business. Individuals can invest through the Fundrise Platform at ultra-low costs for what we believe is a more transparent, web-based experience. Investors use the Fundrise Platform to potentially earn attractive risk-adjusted returns from asset classes that have generally been closed to many investors and only available to high net worth investors and institutions.

We believe that, as our business scales, while our growth may increase in absolute terms, our individual performance metrics on a standalone basis may not reflect our total performance. Accordingly, it may be insufficient to rely solely on any single performance metric as a measurement of our success.

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust, which historically acquired loans from Fundrise Lending, LLC and held them for the sole benefit of certain investors that had purchased Project-Dependent Notes (“Notes,” “Note,” and “the Notes”) issued by the Trust and that related to specific underlying loans for the benefit of the investor.

•	National Commercial Real Estate Trustee, a wholly-owned subsidiary of Rise, acts as the manager trustee of the Trust.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the real estate investment trust programs and the real estate investment fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC, Fundrise For-Sale Housing eFUND – Washington DC, LLC, and Fundrise National For-Sale Housing eFUND, LLC are the real estate investment fund programs (the “eFunds”) sponsored by the Company. The eREITs and eFunds are hereafter referred to as “Sponsored Programs.”

•	Fundrise LP, a limited partnership (“Fundrise LP”), is an affiliate of Rise and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise owns 1.96% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise, L.P.

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise, acts as an originator for real estate assets for our Programs.

•	Popularise, LLC, a wholly-owned subsidiary of Rise, owns and operates the Popularise website, which allows developers to seek input from the public on potential future tenants.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise, acts as a servicer for our Sponsored Programs.

Since inception through December 31, 2017, we have originated approximately $343.8 million in both equity and debt investments deployed across more than approximately $1.9 billion of real estate property, while collecting and processing more than 374,500 investor dividends, distributions, investments and principal repayments since we sponsored our first online investment in 2012. As our business has grown and changed, from offering a platform to facilitate the sponsor of investment, to an active sponsor of specific real estate projects, to the creation and offering of the eREITTM programs, and now the eFundTM programs, our real estate debt and equity originations over the same period have changed as well. Our originations have increased over the period starting January 1, 2013 and ending December 31, 2017 from approximately $0.9 million to $343.8 million, an impressive 339% compounded annual growth rate.

The average size of the real estate assets originated by us and our affiliates have decreased from approximately $4.9 million during the year ended December 31, 2016 to $2.5 million for the year ended December 31, 2017, respectively. The decrease was mainly due to the Company’s increase in acquisition of single-family residential properties for the eFundTM programs which drove down the average size of investments for the Company overall.

As of December 31, 2017, none of our sponsored Programs (as described above) have suffered any loss of principal or projected interest; however, there can be no assurance that such performance will continue in the future.

Through the Fundrise Platform, we reduce upfront fees and costs by up to 90% when compared to public non-traded REITs, by eliminating high-fee broker-dealers and investment bankers, while removing the double promote (where sponsors receive returns in more than one place in the distribution waterfall) common with real estate private equity.  Our direct online investment model allows us, through our sponsored Programs, to more efficiently raise capital than through conventional institutional capital.

Other than our co-investments as the sponsor in the various eREITTM programs and eFundTM programs we typically do not assume the long-term credit risk of the investments facilitated through the Fundrise Platform. However, from time to time, we or our affiliates, may bridge or warehouse investments for the eREITTM programs, eFundTM programs or other sponsored Programs. See “Management’s Discussion and Analysis Of Financial Condition And Results Of Operations – Liquidity and Capital Resources – Fundrise, L.P. – Sidecar Investment Fund.” As a result, a portion of our revenue comes from (i) interest earned from real estate assets we hold in this warehousing capacity and (ii) distributions from investments we make in our Programs.

Our historical measured growth rates in facilitating investments through the Fundrise Platform reflect a deliberate strategy that allowed us to build and develop the various enterprise functions to support our scale, including operations, risk controls, customer support, compliance and technology. Demand from real estate operators and investors will continue to inform our business and investment product decisions, but we have so far refused to compromise the long-term quality of our underwriting to pursue excessive near-term growth rates that we believe would result in investment performance below our standards.

We have achieved the following significant milestones since our founding:

•	In February 2011, we filed a provisional patent application for Systems and Methods for Online Securitization of Illiquid Assets - i.e., real estate crowdfunding. This patent is currently pending.

•	In June 2012, we invented online real estate investing (what some refer to as “real estate crowdfunding”), when our founders sponsored the first ever online real estate offering under Regulation A (available to all residents of the District of Columbia and the Commonwealth of Virginia) for a property at 1351 H Street NE, in Washington, DC.

•	In April 2013, we continued to lead the evolution of online real estate investing, when our founders sponsored the second ever online real estate offering under Regulation A (available to all residents of the District of Columbia and the Commonwealth of Virginia) for a property located at 906 H Street NE, in Washington, DC.

•	In March 2014, we continued to lead the evolution of online real estate investing, when our founders sponsored the third ever online real estate offering under Regulation A (available to all residents of the District of Columbia, the Commonwealth of Virginia and the State of Maryland) for a property located at 1539 7th Street NW, in Washington, DC.

•	In April 2014, Renren Inc. led our approximately $24.7 million Series A Preferred Stock financing round.

•	In June 2014, we introduced Project Dependent Notes that allowed investors to deploy capital targeting returns tied to select specific real estate assets through a standardized and simplified online investment process.

•	In November 2014, we introduced the first generation of the Fundrise Rating, which analyzed 25 key data variables relevant to real estate asset creditworthiness.

•	In February 2015, we sponsored an offering of limited liability company interests in Fundrise 3 World Trade Center, LLC, which owned approximately $2 million worth of Revenue Bonds, Series 2014 (backed by the 3 World Trade Center Project), Class 1, which had been issued by the New York Liberty Development Corporation.

•	In November 2015, we sponsored the first ever online real estate investment trust available to anyone in the U.S. (an eREITTM), called Fundrise Real Estate Investment Trust, LLC (the Income eREITTM).

•	For the fiscal year ended December 31, 2015, we had earned a cumulative 13% gross annual return for the entirety of the Project Dependent Notes program, which totaled 43 separate underlying real estate assets.

•	In January 2016, we surpassed $100 million in cumulative originations of debt and equity investments across our Sponsored Programs.

•	In February 2016, we sponsored the second ever eREITTM, called Fundrise Equity REIT, LLC (the Growth eREITTM).

•	In July 2016, we surpassed 100,000 members on the Fundrise Platform.

•	In September 2016, we suspended, indefinitely, our Project Dependent Notes program.

•	In September 2016, we sponsored three additional eREITTM programs, which vary based on geographic focus— Fundrise West Coast Opportunistic REIT, LLC (the West Coast eREITTM), Fundrise Midland Opportunistic REIT, LLC (the Heartland eREITTM), and Fundrise East Coast Opportunistic REIT, LLC (the East Coast eREITTM), each of which is available to anyone in the U.S., allowing investors to make their investment decisions through a custom product application.

•	In October 2016, we surpassed $100 million in assets under management under the Sponsored Programs.

•	In December 2016, we surpassed $200 million in cumulative originations of debt and equity investments across our Programs.

•	In December 2016, to our knowledge, the Income eREITTM became the first ever issuer to raise $50 million, the maximum amount allowed, pursuant to Regulation A.

•	In December 2016, to our knowledge, the Growth eREITTM became the second ever issuer to raise $50 million pursuant to Regulation A.

•	In February 2017, we initiated an offering of our Class B common shares to investors through the Fundrise Platform, pursuant to Regulation A. By February 28, 2017, we had raised over $14 million in total gross proceeds and sold approximately 2.9 million shares of Class B common stock.

•	In May 2017, we sponsored what we believe were the first and second ever online real estate investment funds available to anyone in the U.S. (eFundTM programs), called Fundrise For-Sale Housing eFund - Los Angeles CA, LLC (the LA eFundTM) and Fundrise For-Sale Housing eFund – Washington DC, LLC (the DC eFundTM ).

•	In September 2017, we surpassed $200 million in assets under management under the Sponsored Programs.

•	In September 2017, we partnered with Millennium Trust Company to allow investors to invest IRA funds in our diversified commercial real estate investments through the eREITTM programs.

•	In November 2017, Fundrise Advisors, LLC launched an "auto-invest" feature, which allows investors to schedule recurring contributions to their accounts.

•	In April 2018, we surpassed $300 million in assets under management under the Sponsored Programs.

 Our office is located at 1601 Connecticut Avenue NW, Suite 300, Washington, D.C. 20009. Our telephone number is (202) 584-0550. Information regarding the Company is also available on our web site at www.fundrise.com.

We currently have fifty seven (57) employees, most of whom are located at our main office in Washington, DC.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular filed with the SEC on July 18, 2017, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of December 31, 2017.

Offering Results

The Company has offered, and continues to offer, up to approximately $26 million of its Class B Common Stock. On January 31, 2017, the Company qualified, pursuant to Regulation A, an offering of up to 2,000,000 shares of its Class B Common Stock to the public at $5.00 per share. On February 15, 2017, the Company qualified an additional 1,000,000 shares of our Class B Common Stock to the public at $5.00 per share, thereby increasing the total offering of Class B Common Stock to 3,000,000 shares. On July 28, 2017, the Company qualified an additional 2,000,000 additional shares of Class B Common Stock to be offered to the public at $5.50 per share, thereby increasing the total offering of Class B Common Stock to 5,000,000 shares. As of December 31, 2017, 3,584,009 Class B common shares were sold for gross proceeds of approximately $18.3 million. Shares are currently offered and are sold on a continuous basis only to existing investors in programs sponsored by the Company.

The funds received from the issuance of our Class B common stock are a primary source of capital for our operating expenditures.

Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way, that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, “Summary of Significant Accounting Policies,” included in the financial statements contained in this report, for a more thorough discussion of our accounting policies and procedures. We consider our critical accounting policies to be the following:

Principles of Consolidation

The Company consolidates all entities that it controls either through a majority voting interest in a voting interest entity or as the primary beneficiary of Variable Interest Entity (VIEs).

As of December 31, 2017, the Company consolidated the Sponsored Programs, Fundrise LP, and other wholly owned entities as it was determined that either Rise or a consolidated subsidiary may be the primary beneficiary. All significant inter-entity transactions and balances of entities consolidated have been eliminated.

Real Estate Debt Investments

Real estate debt investments include first mortgage loans, subordinate mortgage and mezzanine loans, participations in such loans, preferred equity interests and unconsolidated joint ventures.

Notes Program

The Company, by way of its affiliates and wholly-owned subsidiaries, is engaged in real estate lending. In general, these real estate debt investments are either real estate loans made by Fundrise Lending and held by the Trust related to corresponding Notes, or real estate debt investments held by a Sponsored Program. To maximize the value of the real estate debt investment, the Company intends to hold all real estate debt investments until the stated maturity date. Since management has the positive intent and ability to hold the real estate debt investments to maturity, they are classified and valued as held to maturity. Accordingly, these assets are carried at cost, net of deferred loan origination fee revenue, repayments, and unfunded commitments, if applicable, unless such loans are deemed to be impaired. As of September 2016, we suspended the Note program indefinitely, and thus interest income related to warehousing investments for the Notes program, is not expected to be a material part of our future revenue.

Sponsored Programs

The Company, through its consolidated Sponsored Programs, classifies its real estate debt investments as held-to-maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. Held-to-maturity securities are recorded as either short-term (current) or long-term (non-current) on the consolidated balance sheets, based on the contractual maturity date. Actual maturities may differ from contractual maturities as some borrowers have the right to prepay obligations with or without prepayment penalties. The Company’s real estate debt investments are subject to continual analysis for potential impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

As of December 31, 2017 and 2016, none of our real estate debt investments were considered impaired, and no impairment charges have been recorded in these consolidated financial statements.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity (“VOE”) and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for years ended December 31, 2017 and 2016.

Single-Family Residential Rental Properties and Real Estate Held for Improvement

The Company’s investments, by way of its consolidated eFunds, in single-family residential rental properties and real estate held for improvement includes the acquisition of single-family homes, townhomes, and condominiums for the intended purpose of developing and renting, or developing and selling the properties, respectively.

Upon acquisition, by way of its consolidated eFunds, the Company evaluates each investment for purposes of determining whether a property can be immediately rented (Single-Family Residential Rental Property) or will need improvements (Real Estate Held for Improvement). All of our transactions are asset acquisitions recorded at their purchase price (including transaction costs), and the purchase price is allocated between land and building and improvements based upon their relative fair values at the date of acquisition.

We capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other costs associated with activities that are directly related to preparing our properties for use as rental real estate. Other costs include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that activities commence and concludes at the time that a single-family residential property is available to be rented or sold. The eFund records as part of its purchase price an acquisition fee to the Company; this is an intercompany transaction and is thus eliminated upon consolidation.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs thereafter are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold (five hundred dollars) that improve or extend the life of a home and for certain furniture and fixtures additions.

Costs capitalized in connection with single-family residential property acquisitions, improvement activities, and on an ongoing basis are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with residential property acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range from 5 years to 27.5 years.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. See Note 2 – “Summary of Significant Accounting Policies, Recent Accounting Pronouncements”, in our financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements.

Sources of Operating Revenues and Cash Flows

We generate revenues from origination and acquisition fees, servicing fees, net interest income on our commercial real estate investments, investments in the development and rental, or development and sale of for-sale housing, and asset management fees. See Note 2 – “Summary of Significant Accounting Policies, Revenue Recognition”, in our financial statements for further detail.

 For the year ended December 31, 2017 and 2016, our total revenue, net of intercompany eliminations, was approximately $14.7 million and $13.0 million, respectively, representing a year-over-year increase of 13%. For the year ended December 31, 2017 and 2016, we incurred a net loss attributable to Rise of approximately $9.7 million and $3.6 million, respectively.

Origination and Acquisition Fees

For the years ended December 31, 2017 and 2016, our origination and acquisition fee revenue was $3.1 million and $2.6 million, respectively, prior to intercompany eliminations due to consolidation, representing a year-over-year increase of approximately 16%. The increase was mainly due to the Company’s acquisition of single-family houses for the eFundTM programs, as well as an increase in originations in real estate debt investments and investments in equity method investees in each of our Sponsored Programs.

For the years ended December 31, 2017 and 2016, our net origination and acquisition fees revenue was $2.3 million and $2.6 million, after intercompany eliminations of approximately $765,000 and $0, respectively.

Asset Management Fees

Fundrise Advisors is entitled to a quarterly asset management fee from the qualified Sponsored Programs that it manages. At its sole discretion, Fundrise Advisors can choose to waive its asset management fee in whole or in part due from each or any of the programs that it manages and will, as a result, forfeit any portion of the asset management fee that is waived. Fundrise Advisors has agreed to waive its asset management fee due from Fundrise Real Estate Investment Trust, LLC, and the eFunds through December 31, 2017. For the years ended December 31, 2017 and 2016, respectively, asset management fees earned by Fundrise Advisors but eliminated in consolidation were approximately $992,000 and $281,000, representing a year-over-year increase of approximately 253%.

Interest Income

For the years ended December 31, 2017 and 2016, we earned interest income of approximately $12.1 million and $10.2 million, respectively, from our investments. The increase was primarily attributable to our ability to continue to raise capital and deploy that capital for real estate debt investments.

Expenses

Our operating expenses consist of sales and marketing, origination and servicing and general and administrative expenses, which includes engineering and product development and other general and administrative expenses.

Sales and Marketing

Sales and marketing expense consists primarily of engagement of real estate operators and enrollment of investors in our Programs, including costs attributable to marketing and selling our products. This includes costs of building general brand awareness, and salaries and benefits expenses related to our investments and marketing teams.

Sales and marketing expense was approximately $4.5 million and $0.8 million respectively, for the years ended December 31, 2017 and 2016, an increase of 463%. The increase was primarily due to an increase in marketing headcount and enrollment of investors as we expanded our Sponsored Programs.

Origination and Servicing

Origination and servicing expense consists of costs attributable to activities that most directly relate to origination and servicing loans for real estate operators that are borrowers under our Sponsored Programs and investors in our Sponsored Programs, in addition to the salaries and benefits expense of our real estate team.

Origination and servicing expense was $2.1 million and $1.3 million, respectively, for the years ended December 31, 2017 and 2016, an increase of 62%. The increase was primarily due to an increase in headcount in our real estate underwriting and origination teams.

Engineering and Product Development

Engineering and product development expense consists primarily of salaries and benefits expense for our engineering and product management teams that are not capitalized as Internal-use software. These teams work on the development and maintenance of the Fundrise Platform. Engineering and product development expense also includes amortization expense of Internal-use software that has been put in use.

Engineering and product development expense was $1.8 million and $1.1 million, respectively, for the years ended December 31, 2017 and 2016, an increase of 64%. The increase was driven by investment in the Fundrise Platform and product development, which included an increase in personnel-related expenses resulting from increased headcount on our product team.

We capitalized approximately $1.4 million and $0.9 million for the years ended December 31, 2017 and 2016, respectively in software development costs.

Other General and Administrative

Other general and administrative expense consists primarily of salaries and benefits expense for our accounting, legal, and operations teams, stock-based compensation for all eligible employees, and professional services fees. Other general and administrative expense also includes facilities and depreciation and amortization expenses.

Other general and administrative expense was for the years ended December 31, 2017 and 2016, $5.2 million and $4.7 million, respectively, an increase of 11%. The increase was primarily due to two factors: an increase in salaries related to increased headcount as we continue to invest in infrastructure and support team, and an increase of amortization expense resulting from the launch of internal-use software.

Key Factors Affecting Our Performance

Investment in Long-Term Growth

The core elements of our growth strategy include enrolling new investors, broadening our origination capabilities, enhancing our technology infrastructure, expanding our product offerings, and extending customer lifetime value. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our sales and marketing, technology, and origination expenses. These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.

Real Estate Originations

We originate our Programs’ real estate investments with the Fundrise Platform and through our in-house real estate team. We generate revenue from origination fees paid by real estate operators and joint-ventures in connection with debt and equity investment originations. We believe originations are a key indicator of the growth rate of our marketplace, credibility of our brand, scale of our business, strength of our network effect, and economic competitiveness of our products and future growth. Real estate originations have increased significantly over time due to the increased awareness of our brand, our high real estate operator and investor satisfaction rates, the effectiveness of our acquisition channels, a strong track record of investment performance and the expansion of our capital base. Factors that could affect debt and equity investment originations include the interest rate and economic environment, the competitiveness of our cost of capital, the success of our operational efforts to balance demands from investors and real estate operators, our ability to develop new products or enhance existing products for real estate operators and investors, the success of our sales and marketing initiatives and the success of developing relationships with real estate operator and acquiring and retaining investors.

The equity capital our Programs invest in the real estate assets enabled through the Fundrise Platform comes directly from investors. Our model is built specifically to leverage the economies of scale created by the Internet to cut out excessive fees, while also lowering execution costs and reducing both time and manual resources. Our end-to-end integrated web-platform transforms the real estate origination, underwriting, funding, and servicing processes, replacing expensive sales and management teams with online applications, implementing data driven decision making, and automating transactions through payment processing APIs (application programming interfaces).

Liquidity and Capital Resources

Since inception through December 31, 2017, we have financed our operations primarily through offerings of our equity securities. As of December 31, 2017 and 2016, we had cash and cash equivalents of approximately $62.8 million and $25.1 million, respectively.

We believe that our current capital position is sufficient to meet our current liquidity needs for at least the next 24 months, however, there can be no assurance that our current capital position will meet our liquidity needs for such period.

As of December 31, 2017 and 2016, respectively, we do not have any material commitments for capital expenditures; nor did we enter into any in the interim period between December 31, 2017 and the time of this filing.

Fundrise, L.P. – Sidecar Investment Fund

As part of the 2014 Series A Preferred Stock financing, we raised a $10 million sidecar private fund called Fundrise, L.P., which was formed to provide warehousing and financing support to assets originated and facilitated by the Fundrise Platform. Fundrise, L.P., is managed by Fundrise GP I, LLC, our indirect, wholly-owned subsidiary.

Fundrise, L.P. has issued a $10 million promissory grid note to the Company as a means to provide liquidity during capital raising periods for the Company and its affiliates. For further information on this promissory grid note, please see Note 15, “Related Party Transactions”, in the consolidated financial statements.

Corporate Debt

As of December 31, 2017 and 2016, we had no material corporate debt.

Off-Balance Sheet Arrangements

As of December 31, 2017 and 2016, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 15, “Related Party Transactions” in our financial statements.

Outlook and Recent Trends

We believe that the intermediate and long-term growth prospects for the Company are compelling. Given the continued potential of finance technology to improve the efficiencies of real estate origination, operations, and investment, we expect to maintain, if not increase, our growth rate. However, we are wary of the long-sustained bull stock market, as the current economic cycle has been in expansion for more than eight years. The Federal Reserve monetary policy has begun to tighten, which historically has occurred in the later stages of US economic cyclical growth. The resiliency of our direct-to-investor online investment model is likely to be tested during the next financial downturn. We believe our investment model will prove out for our customers, providing good risk-adjusted returns for our investors. Our track record in a recession will be one of the most important aspects of the long-term success of the Company.

We favor an investment strategy for our managed products weighted toward maintaining a margin of safety for each investment, such as targeting senior loans in urban locations, senior preferred or mezzanine investments in new construction apartments, and equity investments in stabilized or value-add multifamily assets. We seek to invest below-the-radar of institutional-sized investors.  We believe that our investment strategy, combined with our technology infrastructure and the expertise of our management team, will provide opportunities to originate investments with attractive returns, thereby taking advantage of the changing market conditions to seek the best risk-return dynamic for our shareholders.

Item 3.	Directors and Officers

As of December 31, 2017 our directors and executive officers are as follows:

Name	Age	Position	Term of Office
Directors and Executive Officers
Benjamin S. Miller	41	Director, Chief Executive Officer and Interim Chief Financial Officer and Treasurer	March 2012
Brandon T. Jenkins	32	Director, Chief Operating Officer	March 2012
Joseph Chen	48	Independent Director	April 2014
Tal Kerret	47	Independent Director	April 2014
Kenneth J. Shin	38	Chief Technology Officer	March 2012
Bjorn J. Hall	37	General Counsel, Chief Compliance Officer, and Corporate Secretary	February 2014
Haniel Lynn	48	Independent Director	March 2017

Key Employees
King Davidson	36	Senior Vice President- Real Estate	May 2015
Chris Brauckmuller	31	Director of Design and Creative	March 2012
Kendall Davis	29	Vice President of Investments	June 2014

All of our executive officers and significant employees work full-time for us.  There are no family relationships between any director, executive officer or significant employee.  During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Benjamin S. Miller has served as our Chief Executive Officer and Director since our inception in March 2012, and, since October 2015, has served as our Interim Chief Financial Officer and Treasurer. Prior to serving as our Chief Executive Officer, Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation, one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins has served as a Director since October 2015, and as our Chief Operating Officer since February 2014, prior to which time he served as our Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Mr. Jenkins spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Mr. Jenkins also worked for Westfield Corporation, a leading shopping center owner. Mr. Jenkins earned his Bachelor of Arts in Public Policy and Economics from Duke University.

Joseph Chen has served as a Director since April 2014. Mr. Chen is the founder of Renren Inc. Before founding Renren Inc., Mr. Chen was the co-founder, chairman and chief executive officer of ChinaRen.com, a first-generation SNS in China and one of China’s most visited websites in 1999. Mr. Chen served as senior vice president for Sohu.com after ChinaRen.com was acquired by Sohu.com in 2000. Mr. Chen holds a bachelor’s degree in physics from the University of Delaware, a master’s degree in engineering from the Massachusetts Institute of Technology, and a M.B.A. degree from Stanford University. Our board of directors has determined that Mr. Chen would be considered independent under the applicable rules of The NASDAQ Stock Market LLC, if such rules applied to us.

Tal Kerret has served as a Director since April 2014. Mr. Kerret is President of Silverstein Properties, Inc. (“SPI”), where he is responsible for managing and monitoring the company’s portfolio of assets, devising strategies for growth and acting as a liaison with investors.  Mr. Kerret also oversees some of the day-to-day operations of the company. Mr. Kerret joined SPI, in 2011, as Executive Vice President. He launched Silver Suites Offices at 7 World Trade Center, and oversees Silver Suites Residences at Silver Towers.  In January 2013, Mr. Kerret was promoted to Chief Investment Officer of SPI. Prior to joining SPI, Mr. Kerret was Chairman and Co-Founder of Oberon Media, Inc., the leading casual games platform and solution provider established in 2003. Prior to co-founding Oberon Media, Inc., Mr. Kerret was CEO and co-founder of RichFX, an e-commerce technology infrastructure company, for seven years. Prior to RichFX, Mr. Kerret served as an officer in the Israeli Defense Forces for six years. Mr. Kerret holds degrees in Mathematics and Computer Science from the Tel Aviv University. Our board of directors has determined that Mr. Kerret would be considered independent under the applicable rules of The NASDAQ Stock Market LLC, if such rules applied to us.

Haniel Lynn has served as a Director since March 2017. Mr. Lynn was formerly group president of Corporate Executive Board ("CEB") from 2014 until August 2017 and has been a member of CEB's executive leadership team since 2005. Mr. Lynn has global responsibility for CEB's best practices and decision support business. From 2005 until 2014, Mr. Lynn led the CEB Sales, Marketing, and Communications and Financial Services practices and the Digital Products and Innovation team. Mr. Lynn joined CEB in 2001 as a managing director in the new product development group, and he later added responsibility for leading CEB’s solutions business. Prior to joining CEB, Mr. Lynn was vice president of business development and strategy at LYTE, Inc., where he developed the business and operating model, led partnership development activities, and raised capital to support the growth of the early-stage company. Prior to LYTE, Mr. Lynn was a consultant with McKinsey & Company, providing counsel on marketing, strategy, operations, and organization design issues. Mr. Lynn holds a BSE from the University of Pennsylvania and an M.B.A. from the Wharton School of the University of Pennsylvania.

Kenneth J. Shin has served as Chief Technical Officer since our inception in March 2012. Previously, Mr. Shin has consulted for Fortune 500 clients in financial services and technology, including Fannie Mae, Oracle, Lockheed Martin and Computer Science Corporation. Mr. Shin has also consulted for government clients including the Federal Bureau of Investigation, Department of Defense and NATO. Mr. Shin earned his Bachelor of Science in Computer Science Engineering from the University of Pennsylvania.

Bjorn J. Hall has served as our General Counsel, Chief Compliance Officer, and Corporate Secretary since February 2014. Prior to becoming our General Counsel, from February 2008 to February 2014, Mr. Hall served as a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Prior to O’Melveny, from September 2006 to February 2008, Mr. Hall served as an associate at the law firm Venable, LLP, where he was a member of the Transactions Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law School.

Alex King Davidson has served as Senior Vice President – Real Estate since May 2015. Previously, Mr. Davidson has worked in real estate development with the national developer Opus Corporation, real estate investment and acquisitions with Clark Enterprises and investment banking with Bank of America Merrill Lynch.  Mr. Davidson has a Master of Business Administration from the University of Virginia, Master of Science in Real Estate from Johns Hopkins University and Bachelor of Arts from Washington and Lee University.

Chris Brauckmuller has served as Director of Design and Creative since December 2012. From March 2010 to December 2012, Mr. Brauckmuller ran his own independent interactive design studio, during which time he was regularly engaged by the Company on a contract basis. From August 2009 to March 2010, Mr. Brauckmuller was employed as an interactive designer at 352 Media Group (now 352 Inc.), based in Gainesville, Florida, where he led design efforts on accounts ranging from local businesses to the Fortune 500, including Microsoft and BAE Systems. Mr. Brauckmuller received a Bachelor of Arts degree from the University of Florida.

Kendall Davis has led our investments team since June 2014. From June 2011 through June 2014, Ms. Davis worked at Citigroup, initially in Structured Credit and Interest Rate Derivative Sales from June 2011 until May 2013, then subsequently as part of the Hedge Fund & Alternatives Initiative group within the Citi Private Bank from May 2013 until June 2014. Ms. Davis is a 2011 graduate of the University of Virginia with honors in Political Philosophy, Policy & Law.

Election of Directors

Our board of directors is comprised of five (5) members. The holders of outstanding Class A Common Stock, Class F Common Stock and Class M Common Stock are entitled to elect two directors at any election of directors. So long as at least 2,500,000 shares of Series A Preferred Stock remain outstanding, the holders of such shares of Series A Preferred Stock are entitled to elect one director at any election of directors. The remaining directors are elected by holders of Series A Preferred Stock (voting on an as-converted basis) and Class A Common Stock, Class F Common Stock and Class M Common Stock, voting as a single class. As of May 30, 2017, there were no shares of Class M Common Stock outstanding.

Director Independence

In January 2017, our board of directors undertook a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, our board of directors determined that Directors Chen and Kerret do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors would qualify as “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the NASDAQ Stock Market LLC, if such rules applied to us. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in “Interest of Management and Others in Certain Transactions.” While the board has yet to formally consider the independence of Director Lynn, the Company believes that Director Lynn satisfies the same independence qualifications as Director Chen and Director Kerret.

Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding capital stock as of December 31, 2017 for the following: (i) each of our directors and executive officers, (ii) all persons who are our directors and executive officers as a group and (iii) any person who is known by us to be the beneficial owner of more than 10% of any class of our outstanding capital stock.

We calculated percentage ownership based on 27,962,060 shares of our capital stock outstanding as of December 31, 2017, which consisted of 2,529,087 shares of Class A Common Stock, 3,567,927 shares of Class B Common Stock, 10,000,000 shares of Class F Common Stock, and 11,865,046 shares of Series A Preferred Stock outstanding. In computing the beneficial ownership of outstanding shares of Class A Common Stock, we deemed a person to be the beneficial owner of all restricted shares of Class A Common Stock that were issued to such person under our 2014 Stock Option and Grant Plan regardless of whether such shares have vested, as our 2014 Stock Option and Grant Plan provides that, unless we provide otherwise, a grantee of restricted shares of Class A Common Stock shall be entitled to vote such shares regardless of whether such shares have vested.

To our knowledge, except as set forth in the footnotes below, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of our common stock or Series A Preferred Stock shown as beneficially owned by that stockholder. Unless otherwise indicated, the address for each person named in the table below is c/o Rise Companies Corp., 1601 Connecticut Ave. NW, Suite 300, Washington, DC 20009.

	Class A		Class B		Class F		Class M		Series A Preferred(1)		Voting Power
Name of Beneficial Owner	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Class	No. of Shares	% of Series	% of Common Stock(2)	% of All Capital Stock(3)
10% Stockholders
Renren Lianhe Holdings	—	—	—	—	—	—	—	—	11,865,046	100.0%	—	6.9%
Daniel S. Miller(4)	—	—	—	—	5,000,000	50.0%	—	—	618,236	5.2%	48.8%	44.2%
Chris Brauckmuller(5)	250,000	9.9%	—	—	—	—	—	—	—	—	*	*
Beneficial Ownership Group Created by Voting Agreement(6)	122,900	4.9%	—	—	10,000,000	100.0%	—	—	11,865,046	100.0%	97.7%	97.9%

Executive Officers and Directors
Benjamin S. Miller(7)	—	—	1,200	*	5,000,000	50.0%	—	—	618,236	5.2%	48.8%	44.2%
Brandon T. Jenkins(5)	450,000	17.8%	—	—	—	—	—	—	—	—	*	*
Kenneth J. Shin(5)	650,000	25.7%	200	*	—	—	—	—	—	—	*	*
Bjorn J. Hall(5)	250,000	9.9%	—	—	—	—	—	—	—	—	*	*
Joseph Chen	—	—	—	—	—	—	—	—	—	—	—	—
Tal Kerret(5)	122,900	4.9%	—	—	—	—	—	—	84,931	*	*	*
Haniel Lynn	—	—	—	—	—	—	—	—	22,860	*	*	*
Executive officers and directors as a group (7 persons)	1,472,900	58.2%	—	—	5,000,000	50.0%	—	—	726,027	6.1%	50.2%	45.6%

* Represents beneficial ownership of less than 1%.

(1)	Renren Lianhe Holdings is a record owner of 7,856,395 shares of Series A Preferred Stock (which amounts to 66.2% of the outstanding shares of Series A Preferred Stock), and certain other holders, some of which are listed in the table above, are record owners of the remaining outstanding shares of Series A Preferred Stock. However, pursuant to the Voting Agreement described in footnote 6 below, Renren Lianhe Holdings is deemed to be the beneficial owner of 100.0% of the outstanding shares of Series A Preferred Stock because, as a majority owner of the outstanding shares of Series A Preferred Stock, (i) Renren Lianhe Holdings is entitled to nominate the one director allocated to the Series A Preferred Stock and (ii) the remaining holders of the Series A Preferred Stock have effectively agreed to vote in accordance with Renren Lianhe Holdings with respect to such director.
(2)	Voting power with respect to common stock is calculated by taking into account the votes of Class A Common Stock, Class F Common Stock and Class M Common Stock all voting together as a single class, with Class A Common Stock carrying one (1) vote per share, Class F Common Stock carrying ten (10) votes per share, and Class M Common Stock carrying nine (9) votes per share. As of December 23, 2016, there were no shares of Class M Common Stock issued and outstanding.
(3)	Voting power with respect to capital stock is calculated by taking into account the votes of Class A Common Stock, Class F Common Stock, Class M Common Stock and Series A Preferred Stock all voting together as a single class (with Series A Preferred Stock voting on an as-converted basis), with Class A Common Stock carrying one (1) vote per share, Class F Common Stock carrying ten (10) votes per share, Class M Common Stock carrying nine (9) votes per share, and Series A Preferred Stock carrying one (1) vote per share.
(4)	Mr. Miller’s beneficial ownership of 618,236 shares of Series A Preferred Stock consists of (i) 249,557 shares of Series A Preferred Stock held by Mr. Miller, and (ii) 368,679 shares of Series A Preferred Stock held by WestMill Capital Partners LLC, with respect to which Benjamin Miller and Daniel Miller have shared voting and investment power.
(5)	The holder’s shares of Class A Common Stock are restricted shares issued under our 2014 Stock Option and Grant Plan. The holder is entitled to vote all such shares even though not all such shares have vested.
(6)	On April 14, 2014, in connection with the Series A Preferred Stock financing described in “Interest of Management and Others in Certain Transactions”, we entered into a Voting Agreement (the “Voting Agreement”) with certain Class A and Class F holders of our common stock and Series A holders of our preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors, in accordance with the vote of a majority of the outstanding shares eligible to vote on such matter. The Voting Agreement creates a beneficial ownership group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, which group is comprised of certain holders of our Class A Common Stock, all holders of our Class F Common Stock and all holders of our Series A Preferred Stock.
(7)	Mr. Miller’s beneficial ownership of 618,236 shares of Series A Preferred Stock consists of (i) 249,557 shares of Series A Preferred Stock held by Mr. Miller, and (ii) 368,679 shares of Series A Preferred Stock held by Westmill Capital Partners LLC, with respect to which Benjamin Miller and Daniel Miller have shared voting and investment power.

Item 5.	Interest of Management and Others in Certain Transactions

Stock Issuances

We were conceived of by Benjamin Miller, and self-funded by Benjamin Miller and Daniel Miller from inception in 2012 until 2014. In April 2014, in exchange for contributing to us the intellectual property and other assets used by us, Benjamin Miller and Daniel Miller each received 5,000,000 shares of Class F Common Stock.

Additionally, we have granted restricted shares of Class A Common Stock under our 2014 Stock Option and Grant Plan to our executive officers, directors and certain holders of more than 10% of a given class of our outstanding capital stock, in their capacities as our employees.

Series A Preferred Stock Financing

From April 14, 2014 through October 10, 2014, we sold an aggregate of 11,865,046 shares of our Series A Preferred Stock at a cash purchase price of $2.1872 per share or pursuant to the automatic conversion of certain convertible promissory notes, for an aggregate purchase price of approximately $24.7 million (including the purchase price paid for the convertible promissory notes).

The following table summarizes the Series A Preferred Stock purchased by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member.

Name of Stockholder	Shares of Series A Preferred Stock	Total Purchase Price
WestMill Capital Partners LLC (1)	368,679	$806,365
Benjamin Miller	249,557	$545,825
Daniel Miller	249,557	$545,825
Herbert Miller, Patrice Miller, David Miller and Caroline Miller (2)	374,757	$448,932

(1) WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.

(2) Each of these individuals are immediate family members of Benjamin Miller and Daniel Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A Preferred purchased by David Miller and 66,883 shares of Series A Preferred purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

Investors’ Rights Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights. The related parties who are signatories to the IRA include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Linahe Holdings, David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the IRA.

Right of First Refusal and Co-Sale Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into a First Refusal And Co-Sale Agreement (“Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock. The related parties who are signatories to the Co-Sale Agreement include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Linahe Holdings, David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the Co-Sale Agreement.

Voting Agreement

On April 14, 2014, in connection with the Series A Preferred Stock financing described above, we entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, entities with which certain of our officers and directors are affiliated, and family members of certain of our officers and directors. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors, in accordance with the vote of a majority of the outstanding shares eligible to vote on such matter. The related parties who are signatories to the Voting Agreement include Benjamin Miller, Daniel Miller, Herb Miller, Patrice Miller, Renren Lianhe Holdings, David Miller, Caroline Miller, Tal Kerret, and WestMill Capital Partners, LLC. Certain other individuals who are not related parties are also signatories to the Voting Agreement.

Real Estate Transactions

The initial three real estate properties we used to assess the effectiveness of the Fundrise Platform were managed and owned by Benjamin Miller and Daniel Miller. Specifically, from 2011 to 2014, each of 1351 H Street NE, LLC, 906 H Street NE, LLC, and 1539 7th Street NW, LLC, all of which invested in properties located in Washington, DC, utilized the Fundrise Platform to conduct three separate Regulation A offerings to raise $325,000, $350,000, and $350,000, respectively. We received no transaction-based compensation from these deals and, at the time, we were wholly-owned by Benjamin Miller and Daniel Miller. These properties currently continue to use the Fundrise Platform solely for online investor relations and dividend distributions.

Investments in Company Convertible Notes

Through April 2014, we raised $3,359,041 in convertible notes from a number of parties, including related parties. Convertible notes of $545,825 from Benjamin Miller, $545,825 from Daniel Miller, and $806,365 from WestMill Capital Partners LLC, a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller, were converted into a total of 867,793 shares of our Series A Preferred Stock. Additional related party investments in the convertible notes included Herbert Miller (Messrs. Millers’ father), Patrice Miller (Messrs. Millers’ stepmother and mother, respectively), David Miller (Messrs. Millers’ brother), and Caroline Miller (Messrs. Millers’ sister), which investment amounts totaled $157,193, $131,219, $80,260, $80,260, respectively. These related party investments were made under the same terms as other investors in the convertible notes.

Investments in Project Dependent Notes

Benjamin Miller, Daniel Miller, and Herbert Miller each have invested in Project Dependent Notes issued by our sponsored Programs. In all cases, these Project Dependent Notes were purchased under the same terms as any other investor on the Fundrise Platform and the parties received no special benefits not shared on a pro-rata basis by all holders of the notes. Benjamin Miller, Daniel Miller, and Herbert Miller have invested in total approximately $165,000, $73,000, and $1,355,000, respectively, in Project Dependent Notes.

Joe Chen, our Director and the Chief Executive Officer of Renren, Inc., the ultimate parent of Renren Lianhe Holdings, has invested in Project Dependent Notes issued by our sponsored Programs. In all cases, these Project Dependent Notes were purchased under the same terms as any other investor on the Fundrise Platform and Mr. Chen received no special benefits not shared on a pro-rata basis by all holders of the notes. Mr. Chen has invested in total approximately $400,000 in Project Dependent Notes.

Future Transactions

We intend that all future affiliated transactions be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.  We previously implemented a conflicts of interest policy, which requires a majority of the independent, disinterested members of our board of directors to approve affiliated transactions.

Item 6.	Other Information

None.

Item 7.	Financial Statements

Independent Auditor's Report

To the Board of Directors and Stockholders

Rise Companies Corporation

Washington, D.C.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Rise Companies Corporation (the Company), which comprise the consolidated balance sheet as of December 31, 2017, the related consolidated statement of operations and comprehensive loss, changes in stockholders' equity and non-controlling interests and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rise Companies Corporation as of December 31, 2017, and the results of its operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The financial statements of the Company, as of and for the year ended December 31, 2016, were audited by other auditors, whose report, dated March 23, 2017 expressed an unmodified opinion on those statements.

/s/ RSM US LLP

McLean, VA

April 30, 2018

RISE COMPANIES CORPORATION

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	As of December 31, 2017	As of December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$62,844	$25,055
Restricted cash	23	500
Accounts receivable, net	9	6
Accrued interest receivable	1,479	1,625
Real estate debt investments, net	41,412	30,611
Other current assets	4,291	1,651
Total current assets	110,058	59,448
Accrued interest receivable (non-current)	3,579	4,049
Real estate debt investments, net (non-current)	74,849	56,744
Real estate held for improvement	9,465	-
Investments in residential rental properties, net	3,427	-
Investments in equity method investees	70,007	49,155
Property and equipment, net	381	429
Intangible assets, net	2,716	1,915
Total assets	$274,482	$171,740

LIABILITIES
Current liabilities:
Accounts payable	$1,311	$653
Accrued expenses	719	882
Accrued interest payable	1,570	3,085
Notes payable	500	8,631
Settling subscriptions	2,340	1,188
Due to investors	6,494	5,126
Other current liabilities	1,273	117
Total current liabilities	14,207	19,682
Other liabilities (non-current)	258	-
Notes payable (non-current)	8,470	22,444
Total liabilities	22,935	42,126

STOCKHOLDERS’ EQUITY AND NON-CONTROLLING INTEREST
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 11,865,046 shares issued and 11,865,046 shares outstanding, with an aggregate liquidation preference of $25,951	1	1
Class A common stock, $0.0001 par value; 43,000,000 shares authorized; 2,886,900 shares issued and 2,529,087 shares outstanding; 2,884,400 shares issued and 2,640,775 shares outstanding, respectively	-	-
Class B common stock, $0.0001 par value; 96,000,000 and 0 shares authorized; 3,584,009 shares issued and 3,567,927 shares outstanding; 0 shares issued and 0 outstanding, respectively	-	-
Class F common stock, $0.0001 par value; 10,000,000 shares authorized; 10,000,000 shares issued and 10,000,000 shares outstanding	1	1
Class M common stock, $0.0001 par value; 18,000,000 shares authorized; 0 shares issued and 0 shares outstanding, respectively	-	-
Additional paid-in capital	44,150	25,364
Accumulated deficit	(23,794)	(14,126)
Total stockholders’ equity before non-controlling interests	20,358	11,240
Non-controlling interests in consolidated entities	231,189	118,374
Total stockholders’ equity	251,547	129,614
Total liabilities and stockholders’ equity	$274,482	$171,740

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORPORATION

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Year ended	Year ended
	December 31,	December 31,
	2017	2016
Revenue
Origination and acquisition fees, net	$2,298	$2,648
Servicing fees	116	97
Interest income	12,106	10,246
Rental income	65	-
Other operating revenue	147	46
Total revenue	14,732	13,037

Operating expenses
Sales and marketing	4,476	792
Origination and servicing	2,098	1,261
Engineering and product development	1,817	1,052
Other general and administrative	5,216	4,658
Total operating expenses	13,607	7,763

Interest expense
Interest expense	3,500	5,457
Total interest expense	3,500	5,457

Total expenses	17,107	13,220

Other income (loss)
Loss from equity method investees	(1,731)	(2,487)
Realized gain on available for sale securities	-	114
Total other income (loss)	(1,731)	(2,373)

Excise tax	16	-

Net Income (loss)	(4,122)	(2,556)
Less: Net income from non-controlling interests	5,546	1,075
Net loss attributable to Rise Companies Corporation	$(9,668)	$(3,631)

Net loss per share attributable to common stockholders:
Basic and Diluted earnings (loss) per share	$(0.69)	$(0.33)
Weighted average shares of common stock – Basic and Diluted	13,989,264	11,073,240

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORPORATION

Consolidated Statements of Comprehensive Loss

(in thousands)

	Year ended	Year ended
	December 31,	December 31,
	2017	2016
Net Income (loss)	$(4,122)	$(2,556)
Other comprehensive loss:
Change in net unrealized gain (loss) on securities available for sale	-	66
Reclassification adjustment for net (gains) losses included in net loss	-	(114)
Comprehensive loss	(4,122)	(2,604)
Less: Comprehensive income attributable to non-controlling interests	5,546	1,075
Comprehensive loss attributable to Rise Companies Corporation	$(9,668)	$(3,679)

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORPORATION

Consolidated Statements of Changes in Stockholders’ Equity and Non-Controlling Interests

(in thousands, except share data)

													Accumulated
	Preferred Stock		Common Stock		Common Stock		Common Stock		Common Stock		Additional		Other	Non-	Total
	Series A		Class A		Class F		Class M		Class B		Paid-In	Accumulated	Comprehensive	Controlling	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Interests	Equity
Balance at January 1, 2016	11,865,046	$1	1,749,150	$-	10,000,000	$1	-	$-	-	$-	$24,833	$(10,495)	$48	$22,557	$36,945
Recognition of previously unrecognized gains	-	-	-	-	-	-	-	-	-	-	-	-	(48)	-	(48)
Stock-based compensation	-	-	891,625	-	-	-	-	-	-	-	531	-	-	-	531
Issuance of Class M Common Stock	-	-	-	-	-	-	18,000,000	2	-	-	-	-	-	-	2
Redemption of Class M Common Stock	-	-	-	-	-	-	(18,000,000)	(2)	-	-	-	-	-	-	(2)
Non-controlling interests acquired	-	-	-	-	-	-	-	-	-	-	-	-	-	108,150	108,150
Derecognition of non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,000)	(2,000)
Accumulated amortization of deferred offering costs for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,023)	(2,023)
Distributions declared on common shares for non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,263)	(7,263)
Redemptions on common shares for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,122)	(2,122)
Net income/(loss)	-	-	-	-	-	-	-	-	-	-	-	(3,631)	-	1,075	(2,556)
Balance at December 31, 2016	11,865,046	$1	2,640,775	$-	10,000,000	$1	-	$-	-	$-	$25,364	$(14,126)	$-	$118,374	$129,614
Stock-based compensation	-	-	(111,688)	-	-	-	-	-	-	-	1,157	-	-	-	1,157
Issuance of Class B Common Stock	-	-	-	-	-	-	-	-	3,584,009	-	18,270	-	-	-	18,270
Redemption of Class B Common Stock	-	-	-	-	-	-	-	-	(16,082)	-	(80)	--	--	--	(80)
Offering costs for Class B Common Stock	-	-	-	-	-	-	-	-	-	-	(561)	-	-	-	(561)
Non-controlling interests acquired	-	-	-	-	-	-	-	-	-	-	-	-	-	125,706	125,706
Redemptions on common shares for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,094)	(4,094)
Distributions declared on common shares for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(13,287)	(13,287)
Accumulated amortization of deferred offering costs for non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,056)	(1,056)
Net income/(loss)	-	-	-	-	-	-	-	-	-	-	-	(9,668)	-	5,546	(4,122)
Balance at December 31, 2017	11,865,046	$1	2,529,087	$-	10,000,000	$1	-	$-	3,567,927	$-	$44,150	$(23,794)	$-	$231,189	$251,547

The accompanying notes are an integral part of these consolidated financial statements.

RISE COMPANIES CORPORATION

Consolidated Statements of Cash Flows

(in thousands)

	Year ended	Year ended
	December 31, 2017	December 31, 2016
OPERATING ACTIVITIES:
Net income (loss)	$(4,122)	$(2,556)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Accretion of deferred loan fees and costs	(241)	(342)
Loss (gain) from equity method investees	1,731	2,487
Stock-based compensation	1,157	531
Depreciation and amortization	752	304
Loss (gain) on sale of securities available for sale	-	(114)
Net change in operating assets and liabilities:
Accrued interest receivable	616	(2,918)
Accounts receivable	(3)	18
Other current assets	(2,696)	193
Accrued interest payable	(1,515)	1,549
Accounts payable	658	61
Accrued expenses and other current liabilities	1,251	(288)
Net cash provided by (used in) operating activities	(2,412)	(1,075)
INVESTING ACTIVITIES:
Purchase of real estate debt investments	(81,034)	(49,612)
Investments in residential retail properties	(3,427)	-
Investments in real estate held for improvement	(9,465)	-
Deposits for real estate assets	(1,269)	-
Principal payments from real estate debt investments	52,369	19,475
Investments in equity method investees	(29,975)	(52,196)
Dividends received from equity method investees	7,392	554
Change in restricted cash	477	1,324
Purchase of intangible assets	(1,424)	(964)
Proceeds from sales of securities available for sale	-	2,128
Purchases of property and equipment	(81)	(415)
Net cash provided by (used in) investing activities	(66,437)	(79,706)
FINANCING ACTIVITIES:
Due to investors	5	(2,483)
Proceeds from issuance of notes payable	-	4,839
Principal payments on notes payable	(22,105)	(17,390)
Proceeds (settlement) from settling subscriptions	1,152	(1,906)
Proceeds from sale of interests in consolidated non-controlling entities, net of offering costs	125,710	104,955
Distributions to non-controlling interest holders	(11,478)	(3,348)
Redemptions by non-controlling interest holders	(4,540)	(912)
Disposal of non-controlling interests	-	(2,000)
Proceeds from the issuance of Class B common stock, net of offering costs	17,974	(265)
Redemptions of Class B common stock	(80)	-
Net cash provided by (used in) financing activities	106,638	81,490

Net increase (decrease) in cash and cash equivalents	37,789	709
Cash and cash equivalents, beginning of the year	25,055	24,346
Cash and cash equivalents, end of the year	$62,844	$25,055

Supplemental cash flow information:
Cash paid for interest	$5,015	$4,250

Supplemental disclosure of non-cash transactions:
Amortization of deferred offering costs of non-controlling interest entities	$1,056	$2,023
Distributions payable to non-controlling interest holders	$5,724	$3,915
Redemptions payable to non-controlling interest holders	$764	$1,210

The accompanying notes are an integral part of these consolidated financial statements.

Rise Companies Corporation

Notes to Consolidated Financial Statements

1. Formation and Organization

Rise Companies Corporation (“Rise”, “Rise Companies Corp”, “we”, “our”, the “Company”, and “us”) is an online investment technology company, that owns and operates a leading web-based, direct investment and origination platform, located at www.fundrise.com (the “Fundrise Platform”).

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust, acquires loans from Fundrise Lending, LLC and holds them for the sole benefit of certain investors that have purchased Project-Dependent Notes (“Notes,” “Note,” and “the Notes”) issued by the Trust and that are related to specific underlying loans for the benefit of the investor.

•	Fundrise Advisors, LLC (“Fundrise Advisors” and “the Manager”), a wholly-owned subsidiary, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the real estate investment trust programs and the real estate investment fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	National Commercial Real Estate Trustee, a wholly-owned subsidiary of Rise, acts as the manager trustee of the Trust.

•	Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, Fundrise For-Sale Housing eFund – Washington DC, LLC, and Fundrise National For-Sale Housing eFund, LLC are the real estate investment fund programs (the “eFunds”) sponsored by the Company. The eREITs and eFunds are hereafter referred to as “Sponsored Programs.”

•	Fundrise LP, a limited partnership (“Fundrise LP”), is an affiliate of Rise and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise owns 1.96% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise, L.P.

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise, acts as an originator for real estate assets for our Programs.

•	Popularise, LLC, a wholly-owned subsidiary of Rise, owns and operates the Popularise website, which allows developers to seek input from the public on potential future tenants.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise, acts as a servicer for our Sponsored Programs.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include Rise, its wholly-owned subsidiaries, affiliated entities where Rise is the primary beneficiary of VIEs, and entities that it controls through a majority voting interest or otherwise. All intercompany transactions have been eliminated. Certain amounts in the prior years’ Consolidated Financial Statements and Notes to Consolidated Financial Statements have been reclassified to conform to current year presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Principles of Consolidation

The Company consolidates all entities that it controls either through a majority voting interest in a voting interest entity or as the primary beneficiary of Variable Interest Entity (VIEs).

The Company consolidated the Sponsored Programs, Fundrise LP, and other wholly owned entities as it was determined that either Rise or a consolidated subsidiary is the primary beneficiary. All significant inter-entity transactions and balances of entities consolidated have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

As of December 31, 2017 and 2016, custodial escrow accounts relating to loans serviced by the Company totaled approximately $971,000 and $2,664,000, respectively. These amounts are not included in the accompanying consolidated balance sheets.

Restricted Cash

Restricted cash consists of: 1) certain escrow deposits required by the Company’s commitment to invest in an asset; and 2) amounts deposited into accounts related to rental security and pet deposits. These rental security and pet deposits can only be used as provided for in the rental leasing agreements, and therefore are separately presented on our balance sheets.

The restricted cash balances (amounts in thousands) are as follows:

	At December 31,	At December 31,
	2017	2016
Rental security and pet deposits	$23	$-
Escrow deposits	-	500
Total restricted cash	$23	$500

Accrued Interest Receivable

Interest income on loans is recognized on an accrual basis. Accrued interest on loans, including impaired loans, that are 120 days or more past due or when collection of interest appears doubtful is generally written off against interest income. Income is subsequently recognized only to the extent cash payments are received and the principal balance is expected to be recovered. Such loans are restored to an accrual status only if the loan is brought contractually current and the borrower has demonstrated the ability to make future payments of principal and interest.

Real Estate Debt Investments

Real estate debt investments include first mortgage loans, subordinate mortgage and mezzanine loans, participations in such loans, preferred equity interests and unconsolidated joint ventures.

Notes Program

The Company, by way of its affiliates and wholly-owned subsidiaries, is engaged in real estate lending. In general, these real estate debt investments are either real estate loans (“Real Estate Loans”) made by Fundrise Lending and held by the Trust related to corresponding notes payable (“Notes”), or real estate debt investments held by a Sponsored Program. To maximize the value of the real estate debt investment, the Company intends to hold all real estate debt investments until the stated maturity date. Since management has the positive intent and ability to hold the real estate debt investments to maturity, they are classified and valued as held to maturity. Accordingly, these assets are carried at cost, net of deferred loan origination fee revenue, repayments, and unfunded commitments, if applicable, unless such loans are deemed to be impaired. As of September 2016, we suspended the Notes program indefinitely, and thus interest income related warehousing investments for the Notes program, is not expected to be a material part of our future revenue.

Sponsored Programs

The Company, through its consolidated Sponsored Programs, classifies its real estate debt investments as held-to-maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. Held-to-maturity securities are recorded as either short-term (current) or long-term (non-current) on the consolidated balance sheets, based on the contractual maturity date. Actual maturities may differ from contractual maturities as some borrowers have the right to prepay obligations with or without prepayment penalties. The Company’s real estate debt investments are subject to continual analysis for potential impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

As of December 31, 2017 and 2016, none of our real estate debt investments were considered impaired, and no impairment charges have been recorded in these consolidated financial statements.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity (“VOE”) and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company, by way of its consolidated eREITS, evaluates its investment in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for years ended December 31, 2017 and 2016.

Single-Family Residential Rental Properties and Real Estate Held for Improvement

The Company’s investments, by way of its consolidated eFunds, in single-family residential rental properties and real estate held for improvement includes the acquisition of single-family homes, townhomes, and condominiums for the intended purpose of developing, and either renting, or selling the properties, respectively.

Upon acquisition, by way of its consolidated eFunds, the Company evaluates each investment for purposes of determining whether a property can be immediately rented (Single-Family Residential Rental Property) or will need improvements (Real Estate Held for Improvement). All of our transactions are asset acquisitions recorded at their purchase price (including transaction costs), and the purchase price is allocated between land and building, and improvements based upon their relative fair values at the date of acquisition.

We capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other costs associated with activities that are directly related to preparing our properties for use as rental real estate. Other costs include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that activities commence and concludes at the time that a single-family residential property is available to be rented or sold. The eFunds record as part of their purchase price an acquisition fee to the Company; this is an intercompany transaction and is thus eliminated upon consolidation.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs thereafter are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold (five hundred dollars) that improve or extend the life of a home and for certain furniture and fixtures additions.

Costs capitalized in connection with single-family residential property acquisitions, improvement activities, and on an ongoing basis are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with residential property acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range from 5 years to 27.5 years.

Single Family Residential Properties Held For Sale

From time to time, by way of its consolidated eFunds, the Company may identify single-family residential properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale and presented as discontinued operations in accordance with GAAP.

Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition; (ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within other assets, net on our consolidated balance sheets.

Property and Equipment, net

Property and equipment consists of computer equipment, leasehold improvements, and furniture and fixtures, which are recorded at cost, less accumulated depreciation.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over the asset’s estimated useful life, generally two to five years. Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the useful lives of property and equipment are capitalized. Costs associated with construction projects are transferred to the leasehold improvement account upon project completion. Leasehold improvements are amortized over the shorter of the lease term excluding renewal periods or estimated useful life.

The Company evaluates potential impairments of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of December 31, 2017 and 2016, there was no impairment of property and equipment assets.

Intangible Assets

Intangible assets are assets that lack physical substance. Intangible assets with finite lives are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Intangible assets with indefinite lives are not amortized. Since useful life cannot be determined, the Company evaluates these assets for impairment annually and on an interim basis as events and circumstances warrant when the carrying value of the asset may not be recovered. If the carrying value is not determined to be recoverable, the intangible asset will be reduced to fair value.

The Company evaluates the recoverability of its identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to (i) a significant decrease in the market value of an asset, (ii) a significant adverse change in the extent or manner in which an asset is used, or (iii) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The evaluation of asset impairment requires the Company to make assumption about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. As of December 31, 2017 and 2016, there was no impairment of intangible assets.

Substantially all our intangible assets relate to internal-use software, which is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of salaries and payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized.

Capitalized costs of platform and other software applications are included in intangible assets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis. Management evaluates the useful life of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The amortization of costs related to the platform applications is included in other general and administrative on the consolidated statements of operations. As of December 31, 2017 and 2016, internal-use software totaled approximately $3,629,000 and $2,267,000, with accumulated amortization of approximately $1,153,000 and $542,000, respectively.

Revenue Recognition

Origination and Acquisition Fees, Net

Origination fees are paid by borrowers and are determined by the term and credit grade of the loan. Origination fees generally range from 1.5% to 2.0% of the aggregate loan amount. Origination fees are included in the annual percentage rate calculation provided to the borrower and are subtracted from the gross loan proceeds prior to disbursement of the loan funds to the borrower. A loan is considered issued when upon completion of a wire transaction, initiated by us, to transfer funds from our bank account to the borrower’s settlement agent or the borrower’s bank account. Fees paid by real estate borrowers at the initial maturity date to extend the maturity date for a real estate debt investment are also included in Origination fees. Origination fees are recognized on a straight-line basis over the life of the loan.

Acquisition fees are typically fixed at 2.0% of the committed amount of equity provided by an affiliate of the Company, such as the Sponsored Programs, to acquire a real estate asset. Such fees are recognized upon acquisition of the real estate asset by the affiliate. Asset acquisition fee income of the Company is an intercompany transaction, and thus eliminated upon consolidation.

Due diligence fees are included in origination and acquisition fees, net in the operating revenue section of the consolidated statements of operations. These fees are paid by borrowers and are assessed to commensurate with the time required to perform diligence when underwriting a loan. Due diligence fees are assessed prior to the loan origination and are recognized over the life of the loan beginning once origination of the loan has concluded.

Servicing Fees

Servicing fees are paid by Note investors to the Company for managing payments from borrowers and maintaining investors’ account portfolios. The Company records servicing fees as a component of non-interest operating revenue when earned. Servicing fees can be, and have been, modified or waived at the discretion of the management of the Company.

Asset Management Fees

Fundrise Advisors is entitled to a quarterly asset management fee from the Sponsored Programs that it manages. At its sole discretion, Fundrise Advisors can choose to waive its asset management fee in whole or in part due from each or any of the programs that it manages and will, as a result, forfeit any portion of the asset management fee that is waived. Fundrise Advisors has agreed to waive its asset management fee due from Fundrise Real Estate Investment Trust, LLC, and the eFunds through December 31, 2017. The asset management fee income owed to Fundrise Advisors and expense to the Sponsored Programs is an intercompany transaction, and thus eliminated upon consolidation.

Other Operating Revenue

Other operating revenue consists primarily of a 0.2% trust custody fee paid to Trust by Note investors.

Interest Income

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on senior debt investments classified as held to maturity securities and on investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument. As of December 31, 2017 and 2016, no amortization of premium, discount, origination costs or fees have been incurred.

Rental Income

Rental revenue is recognized on a straight-line basis over the term of the lease. We, through our consolidated eFunds, will periodically review the collectability of our resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses are recorded as property operating and maintenance expenses in the financial statements.

Stock-based Compensation

Stock-based compensation includes the expense related to restricted Class A Common Stock grants made to employees of the Company. All stock-based awards made to employees are recognized in the consolidated financial statements based on their estimated fair value on the date of grant. The fair value of the shares granted had been established by the Board of Directors primarily based upon a Section 409A valuation provided by an independent third-party valuation firm or prepared by management and this Section 409A valuation is used to record stock compensation expense where appropriate.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of 4 years.

Share awards issued to non-employees are recorded at their fair value on the awards’ grant date, which is estimated using the same methodology described above.

Stock-based compensation expense is recorded net of estimated forfeitures, such that expense is recorded only for those stock-based awards that are expected to vest.

The Company has not paid cash dividends and does not anticipate paying any cash dividends in the foreseeable future and therefore used an expected dividend yield of 0.0% for price adjustments.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions in Sponsored Programs for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circulars for the Sponsored Programs, subscriptions will be accepted or rejected within thirty days of receipt. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, shares are generally issued the later of five business days from the date that an investor’s subscription is approved by our affiliate or when the funds settle. As of December 31, 2017 and 2016, the total amount of settling subscriptions was approximately $2,340,000 and $1,188,000, respectively.

Due to Investors

Share Redemptions of Sponsored Programs

The Company’s Sponsored Programs have adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum sixty (60) day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the shareholder has held the shares being redeemed.

In accordance with the SEC’s current guidance on redemption plans, we intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the net asset value (“NAV”) of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, Fundrise Advisors, acting as the manager of the Sponsored Programs, may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

 In addition, Fundrise Advisors, acting as the manager of the Sponsored Programs, may in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our Sponsored Programs’ operations and their non-redeemed shareholders, to prevent an undue burden on our Sponsored Programs’ liquidity, following any material decrease in our Sponsored Programs’ NAV, to comply with the Publicly Traded Partnership Safe Harbor, or for any other reason. Therefore, an investor may not have the opportunity to make a redemption request prior to any potential termination of the redemption plan. However, in the event that we amend, suspend or terminate the redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment.

Affiliates of Fundrise Advisors, including the Company and Fundrise LP, are prohibited from requesting redemption of their interests under the redemption plan.

As of December 31, 2017 and 2016, approximately 422,620 and 218,432 shares, respectively, had been submitted for redemption, and 100% of such redemption requests have been honored.

Distributions of Sponsored Programs

The following Sponsored Programs declared quarterly distributions, calculated on a daily basis, during the years ended December 31, 2017 and 2016 (amounts in thousands), including distributions to the Company and its affiliate:

	Declared During the Year ended 2017	Paid/Reinvested During the Year ended 2017(1)	Declared During the Year ended 2016	Paid During the Year ended 2016
Fundrise Real Estate Investment Trust, LLC	$4,941	$2,826	$4,947	$2,382
Fundrise Equity REIT, LLC	4,005	2,424	1,900	971
Fundrise West Coast Opportunistic REIT, LLC	1,435	758	171	-
Fundrise East Coast Opportunistic REIT, LLC	1,467	772	166	-
Fundrise Midland Opportunistic REIT, LLC	1,379	685	113	-
Fundrise For-Sale Housing eFund Los Angeles CA, LLC	-	-	-	-
Fundrise For-Sale Housing eFund Washington DC, LLC	-	-	-	-
Fundrise National For-Sale Housing eFund, LLC	-	-	-	-
Total	$13,227	$7,465	$7,297	$3,353

(1) only includes amounts declared and paid in 2017

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are recognized temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-that-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the consolidated statement of operations. As of December 31, 2017 and 2016, no unrecognized tax benefits have been recorded.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company’s consolidated eREITs operate in a manner intended to qualify as real estate investment trusts (“REITs”) under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, each of the eREITs must meet certain organization and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As REITs, the eREITs will generally not be subject to U.S. federal income tax to the extent that they distribute qualifying dividends to their shareholders. Even if the eREITs qualify as REITs, they may be subject to certain state and local taxes on their income and property, and federal income and excise taxes on their undistributed income. No gross deferred tax assets or liabilities have been recorded related to the eREITs as of December 31, 2017 or 2016.

Fundrise Real Estate Investment Trust, LLC has recorded $16,000 and $0 in federal excise tax expense on undistributed income for the years ended December 31, 2017 and 2016, respectively. No other eREIT had material provisions for federal income taxes on these financial statements.

The Company’s consolidated eFunds operate in a manner intended to qualify as pass-through entities for federal income tax purposes and, as such, are not subject to income taxes at the entity level. Rather, the distributive share of all items of income, gain, loss, deduction, or credit are passed through to the members and reported on their respective tax returns.  The eFunds’ federal tax status as pass-through entities are based on their default classification as limited liability companies with more than one member. As of the date of these financial statements, the eFunds do not have any subsidiaries who pay tax at the entity level. Accordingly, these financial statements do not reflect a provision for income taxes for the eFunds and the eFunds have not taken any other tax positions which require disclosure.  The eFunds are required to file and will file income tax returns with the Internal Revenue Service and other taxing authorities, though no such returns have been filed at this point. Income tax returns filed by the eFunds are subject to examination by the Internal Revenue Service for a period of three years.

Deferred Offering Costs and Related Costs of Sponsored Programs

Organization and offering costs of the Sponsored Programs are initially being paid by Fundrise Advisors, on behalf of each Sponsored Programs. These organization and offering costs include all expenses to be paid by the Sponsored Program in connection with its formation and the qualification of its Offering. These also include marketing and distribution of shares, including, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Fundrise Advisors anticipates that, pursuant to each of the Sponsored Programs operating agreements, in some cases amended and restated, (the “Operating Agreements”), that each of the Sponsored Programs will be obligated to reimburse Fundrise Advisors, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of Sponsored Program, subject to a minimum NAV, as described below.

After the Sponsored Program has reached a NAV greater than $10.00 per share (“Hurdle Rate”), it will start to reimburse the Manager, without interest, for these organization and offering costs incurred, both before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Sponsored Program will book a liability for organization costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the such sponsored program reaches the Hurdle Rate. When the sponsored program’s NAV exceeds the Hurdle Rate, it will book a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense for organization costs. The Company records deferred offering costs as an asset until the Hurdle Rate has been reached by a Sponsored Program. See Note 6, “Other Current Assets” for more detail.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, loans financed directly by the Company and the related accrued interest receivable, and deposits with service providers. Cash and cash equivalents may, at times, exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on the above-mentioned financial instruments.

Recent Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. Additionally, the FASB has also decided to permit entities to early adopt the standard, which allows for either full retrospective or modified retrospective methods of adoption, for reporting periods beginning after December 15, 2016. The Company is continuing to evaluate the impact of ASU 2014-09.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2019, with early adoption permitted. We are currently assessing the impact of this update on the presentation of these financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-1 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one-line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. This standard has no material impact on the presentation of these financial statements.

3. Net Loss Per Share and Net Loss Attributable to Common Stockholders

Basic earnings (loss) per share (“EPS”) is the amount of net loss available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net loss available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common stock. Potentially dilutive common stock includes incremental shares issued for stock awards and convertible preferred stock. For periods of net loss, basic and diluted EPS are the same as the assumed exercise of stock awards and the conversion of preferred stock is anti-dilutive.

We calculate EPS using the two-class method. The two-class method allocates net income (loss), that otherwise would have been available to common stockholders, to holders of participating securities. We consider all series of our convertible preferred stock to be participating securities due to their non-cumulative dividend rights. In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only declared dividends (if any) are allocated to participating securities. All participating securities are excluded from basic weighted-average shares of common stock outstanding.

4. Investments in Single-Family Residential Rental Properties and Real Estate Held for Improvement

The following table presents the eFunds’ investments in single-family residential rental properties (in thousands):

	As of	As of
	December 31, 2017	December 31, 2016
Land- acquisition allocation	$2,274	$-
Building- acquisition allocation	1,093	-
Post-acquisition capitalized improvements	70	-
Total gross investment in single-family residential rental properties	$3,437	$-
Less: accumulated depreciation	(10)	-
Total investment in single-family residential rental properties, net	$3,427	$-

As of December 31, 2017, single-family residential rental properties included capitalized transaction costs of approximately $77,000, of which approximately $67,000 acquisition fees payable to the Company were eliminated during consolidation. For the year ended December 31, 2017, the Company recognized approximately $10,000 of depreciation expense on investments in single-family residential rental properties.

The following table presents our real estate held for improvement (in thousands):

	As of December 31, 2017	As of December 31, 2016
Land- acquisition allocation	$6,029	$-
Building- acquisition allocation	3,387	-
Post-acquisition capitalized improvements	49	-
Total investment in real estate held for improvement	$9,465	$-

As of December 31, 2017, real estate held for improvement included capitalized transaction costs of approximately $338,000, of which approximately $186,000 acquisition fees were eliminated during consolidation.

5. Real Estate Debt Investments

In general, the Company’s real estate debt investments include both real estate debt investments held for the benefit of the investor as part of the Notes Program, and real estate debt investments held by a Sponsored Program. These real estate debt investments together are shown below as “Senior Debt”. The Company also invests in certain unconsolidated joint venture equity investments with rights to receive preferred economic returns (referred to in these notes as “Unconsolidated JV Investments”) where the investee is contractually obligated to redeem our interest at a specified date. We account for these Unconsolidated JV Investments as debt for financial reporting purposes and report the preferred returns we receive therefrom as interest income.

The following table presents the Company’s investments in real estate related assets and those of the Sponsored Programs, as of December 31, 2017 and 2016 (dollars in thousands):

					Allocation
		Principal	Future		By
		Amount	Funding	Carrying	Investment
	Number	or Cost(1)	Commitment	Value	Type(2)
December 31, 2016
Senior Debt	13	$29,952	$7,069	$29,952	34.2%
Unconsolidated JV Investments	31	57,753	10,025	57,403	65.8%
Balance	44	$87,705	$17,094	$87,355	100%
December 31, 2017
Senior Debt	22	$51,851	$21,437	$51,780	44.6%
Unconsolidated JV Investments	27	64,481	21,454	64,481	55.4%
Balance	49	$116,332	$42,891	$116,261	100%
(1)	For debt investments, this only includes the stated amount of funds disbursed to date.
(2)	This allocation is based on the principal amount of debt actually disbursed and unconsolidated JV investments at cost. It does not include future funding commitments that are not yet drawn.

As of December 31, 2017, and 2016, none of the Company’s real estate debt investments were considered impaired, and no impairment charges have been recorded in these financial statements for the years ended December 31, 2017 and 2016.

The following table describes our real estate debt investment activity in the Notes Program and in the Sponsored Programs (in thousands):

	As of December 31, 2017	As of December 31, 2016
Real Estate Debt Investments–Notes Program
Balance at the beginning of the year	$32,293	$48,990
Note investments	-	-
Principal repayments	(23,644)	(17,038)
Amortization of deferred net origination fee revenue	278	341
Notes program debt investment balance	8,927	32,293

Real Estate Debt Investments–Sponsored Programs
Balance at the beginning of the year	52,602	5,887
Sponsored program debt-related investments	83,494	49,152
Principal repayments	(28,725)	(2,437)
Amortization of principal	(37)	-
Sponsored program debt-related investment balance	107,334	52,602

Other real estate debt investments	-	2,460
Total real estate debt investment balance	$116,261	$87,355

As of December 31, 2017, we have invested in forty-three debt investments via the Company’s Notes Program, of which forty repaid the full amount of principal and any accrued interest. As of December 31, 2016, we had invested in forty-three debt investments via the Company’s Notes Program, of which twenty-two repaid the full amount of principal and any accrued interest.

As of December 31, 2017, we have invested in fifty-one debt investments via the Sponsored Programs, of which five repaid the full amount of principal and any accrued interest. As of December 31, 2016, we had invested in twenty-five debt investments via the Sponsored Programs, of which two repaid the full amount of principal and any accrued interest.

Real Estate Loans and Notes Payable

Generally, the Trust acquires Real Estate Loans from Fundrise Lending and holds them for the sole benefit of certain investors that have purchased Notes issued by the Trust and that are related to specific underlying loans for the benefit of the investor.

Amortization of Loan Origination Fees and Costs

Loan origination fees and related incremental direct loan origination costs are deferred and amortized to income using the interest method over the contractual life of the loans, adjusted for actual prepayments. The amortization of deferred fees and costs is discontinued on loans that are contractually 120 days past due or when collection of interest appears doubtful. Any remaining unamortized deferred fees or costs associated with loans that pay off prior to contractual maturity are included within income in the period of payoff.

At December 31, 2017 and 2016, the real estate loans and notes payable balances were as follows (in thousands):

	Real Estate Loans		Notes Payable
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Aggregate principal balance	$8,998	$32,644	$8,970	$31,075
Unamortized origination fees	(71)	(351)	-	-
Carrying value, net	$8,927	$32,293	$8,970	$31,075

The scheduled maturities, as of December 31, 2017, for the aggregate principal balance of the Loans and Notes are shown below (dollar amount in thousands):

	Real Estate Loans		Notes Payable
	Amount	Number	Amount	Number
Maturing Within One Year	$525	1	$500	1
Maturing After One Year Through Five Years	8,473	2	8,470	2
Maturing After Five Years Through Ten Years	-	-	-	-
Maturing After Ten Years	-	-	-	-
Total	$8,998	3	$8,970	3

Note Redemptions

A Note investor may request a redemption of Notes if: (i) the investor holds Notes of at least 10 separate Note series; (ii) the redemption request applies to at least 10 separate Note series; (iii) each of the 10 separate Note series have been held for at least 3 months; and (iv) each of the 10 separate Note series continue to be performing. The redemption price of each Note will be 98.5% of the outstanding principal amount of such Note on the redemption date. The redemption request cannot exceed 2.5% of the total principal of all performing Note series prior to the redemption request.

6. Other Current Assets

Other current assets consist of the following (in thousands):

	December 31,	December 31,
	2017	2016
Deferred offering costs of eREITs	$112	$1,172
Deferred offering costs of Class B Common Stock	-	265
Prepaid offering costs	2,474	0
Prepaid expenses	323	140
Deposits for real estate assets	1,269	-
Retainer	28	20
Due from Property Manager	41	-
Security deposit for Rise Companies	44	54
Total other current assets	$4,291	$1,651

7. Investments in Equity Method Investees

The table below presents the activity of the eREIT investments in non-consolidating equity method investees as of, and for, the periods presented (in thousands):

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Beginning balance	$49,155	$-
New investments in equity method investees	29,975	52,196
Income (loss) from equity method investees (1)	(1,731)	(2,487)
Distributions received	(7,392)	(554)
Ending balance	$70,007	$49,155

(1)	The non-consolidating investments in equity method investees and the related equity in earnings are held by Fundrise Equity REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC. The equity in earnings by the non-controlling interests are only attributable to the Company based on ownership percentage of Fundrise Equity REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, and Fundrise Midland Opportunistic REIT, LLC.

As of December 31, 2017, the eREITs’ investments in companies that are accounted for on the equity method of accounting consist of the following:

1)	Acquired in 2016, a 70% non-controlling member interest in Jax2 JV LLC, whose activities are carried out through the following wholly-owned assets: Reserve at Mandarin LLC, a rental property in Jacksonville, FL, built in 1983; and Beacon Point LLC, a rental property in Jacksonville, FL, built in 1986.
2)	Acquired in 2016, a 95% non-controlling member interest in Fundrise Insight One LLC, whose activities are carried out through the following wholly-owned assets: Canterbury Square, a low-rise apartment complex in Fort Belvoir, VA; Sacramento Square, a garden-style apartment complex in Alexandria, VA; and Lancaster Mill, a garden-style apartment in Woodbridge, VA. Fundrise Insight One LLC included a year one (2016) transaction cost of $908,000 related to the purchase of a business, which is included in total expenses of $3,924,000 in the table below.
3)	Acquired in 2016, a 90% non-controlling member interest in Fundrise Peak I, LLC, whose activities are carried out through The Villas at Meadow Springs, an apartment complex located in Richland, WA.
4)	Acquired in 2016, a 75% non-controlling member interest in Enclave at Lake Ellenor JV LLC, whose activities are carried out through Enclave at Lake Ellenor, a rental property located in Orlando, FL, built in 1973.
5)	Acquired in 2017, a 50% non-controlling member interest in Grand Reserve at Pavilions LP, whose activities are carried out through the following wholly-owned assets: Pavilion Crossings Apartments, a rental property in Charlotte, NC, built between 2000 and 2003.
6)	Acquired in 2017, a 95% non-controlling member interest in Fundrise Insight Two, LLC, whose activities are carried out through the following wholly-owned assets: Tyroll Hills Apartments, a garden-style multifamily property in Arlington, VA.
7)	Acquired in 2017, a 90% member interest in CWP Forest Cove JV, LLC whose activities are carried out through the following wholly-owned assets: Asbury Plaza Apartments, a garden-style multifamily property in Denver, CO and Forest Cove Apartments, a garden-style multifamily property in Denver, CO and a 95% member interest in RR Cedars GP, LLC whose activities are carried out through the following wholly-owned assets: Cedars of San Marcos Apartments, a garden-style multifamily property in San Marcos, TX.
8)	Distributions from CWP Forest Cove JV, LLC and RR Cedars GP, LLC in 2017.

The combined condensed results of operations and financial position of the eREITs’ equity method investees are summarized below (in thousands):

	December 31, 2017	December 31, 2016
Combined condensed balance sheets:
Real estate assets, net	$300,787	$182,420
Other assets	12,161	13,398
Total assets	$312,948	$195,818

Mortgage notes payable	$219,274	$133,716
Other liabilities	3,753	2,310
Equity	89,921	59,792
Total liabilities and equity	$312,948	$195,818
eREITs’ equity investment	$70,007	$49,155

Combined condensed statements of operations:
Total revenue	$27,780	$7,338
Total expenses	28,811	9,399
Net income (loss)	$(1,031)	$(2,061)
eREITs’ equity in net income (loss) of investee	$(1,269)	$(1,995)
eREITs’ share of offering costs within equity	$(462)	$(492)

As of December 31, 2017 and 2016, none of the eFunds held any investments that are accounted for using the equity method of accounting.

8. Fair Value of Financial Instruments

The Company is required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the fair value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain instruments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accrued interest receivable, real estate debt investments held to maturity, notes payable, accrued interest payable, accounts payable, and other payables. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments is based on unobservable Level 3 inputs, which management has determined to be its best estimate of current market values. The method utilized generally includes a discounted cash flow method (an income approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates. As a result of this assessment, as of December 31, 2017, management estimated that the carrying value of our real estate debt investments approximates fair value. The aggregate fair value of our real estate debt investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

9. Property and Equipment, net

Property and equipment, net, consist of the following (in thousands):

	December 31,	December 31,
	2017	2016
Computer equipment	$137	$103
Furniture and fixtures	7	7
Leasehold Improvements	398	379
Total property and equipment	542	489
Less: accumulated depreciation	(161)	(60)
Total property and equipment, net	$381	$429

Depreciation expense on property and equipment was approximately $129,000 and $26,000 for the years ended December 31, 2017 and 2016, respectively. The Company wrote off $33,000 and $0 computer equipment, and reversed $28,000 and $0 accumulated depreciation as a result of the write-off for the years ended December 31, 2017 and 2016.

10. Intangible Assets, net

Intangible assets, net, consist of the following (in thousands):

	December 31,	December 31,
	2017	2016
Internal-use software	$3,629	$2,267
Trademarks	124	117
Patents	59	49
Domain	80	35
Total intangible assets	3,892	2,468
Less: accumulated amortization	(1,176)	(553)
Total intangible assets, net	$2,716	$1,915

Amortization expense of intangible assets for the years ended December 31, 2017 and 2016 was approximately $623,000 and $273,000, respectively.

The expected future amortization expense for intangible assets subject to amortization as of December 31, 2017 is as follows:

Year Ending December 31,	Future Amortization Expense
2018	536
2019	430
2020	349
2021	19
2022	7
Thereafter	40
Total	1,381

As mentioned in Note 3 – Summary of Significant Accounting Policies, some of our intangible assets are not amortized either due to the nature of the asset or due to legal rights not yet issued. The carrying value of these assets not subject to amortization is as follows:

	December 31, 2017	December 31, 2016
Internal-use software in process	$1,172	$1,176
Trademarks	24	76
Patents	59	49
Domain	80	35
Total carrying value not subject to amortization	$1,335	$1,336

11. Stock-based Compensation and Other Employee Benefits

Stock-based Compensation

Under our Stock Option and Grant Plan, we may grant unrestricted and restricted stock awards, restricted stock units, or options to purchase shares of common stock to employees, executives, directors, and consultants. An aggregate of 4,600,000 shares of Class A common stock have been authorized for issuance under the Stock Option and Grant Plan as of December 31, 2017 and as of December 31, 2016. The Company has issued both Restricted Stock Grants and Restricted Stock Options as of December 31, 2017.

The restricted stock awards issued through December 31, 2017 generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. A summary of restricted stock awards issued, unvested shares, and share forfeitures at December 31, 2017 and December 31, 2016 is as follows (in thousands except shares and per share data):

	Stock Awards Issued & Outstanding	Weighted Average Fair Value Per Share	Aggregate Intrinsic Value
Restricted at, December 31, 2016	1,397,653	$3.32	$4,643
Shares granted	2,500
Vested and converted to unrestricted shares	(457,784)
Forfeited shares	(114,188)
Restricted at, December 31, 2017	828,181	$3.59	$2,971

The restricted stock options issued through December 31, 2017 generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 1/36 vest monthly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future options with different terms. During 2017, we issued 11,500 stock options at a strike price of $5.25 and 9,500 stock options at a strike price of $5.50. There were no options exercised and 1,000 were forfeited during 2017.

The restricted stock units issued through December 31, 2017 generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The restricted stock units are also subject to performance based vesting, and shall only satisfy this requirement on the first of the following to occur: (i) immediately prior to a Company sale event or (ii) the Company’s Initial Public Offering. During 2017, we issued 207,500 restricted stock units. No restricted stock units vested or were forfeited during 2017.

The Company recognized approximately $1,157,000 and $531,000 of stock-based compensation expense related to all of the above stock awards during the years ending December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, total unrecognized compensation cost was approximately $2,738,000 and $3,852,000, respectively, and these costs are expected to be recognized over the next 4 years.

There was no net income tax benefit recognized relating to stock-based compensation expense and no tax benefits have been realized from restricted stock units due to the full valuation allowance during 2017 and 2016.

Simple IRA Plan

The Company maintains an employer-sponsored simple IRA plan that covers all of our employees. Participants may elect to contribute any portion of their annual compensation up to the maximum limit imposed by federal tax law. The Company makes matching contributions equal to 100% of an eligible employee’s elective deferral up to 3% of that employee’s compensation. During the years ended December 31, 2017 and 2016, the Company made matching contributions of approximately $99,000 and $76,000, respectively.

12. Income Tax

For the years ended December 31, 2017 and 2016, the Company did not record a provision for income taxes related to pre-tax net loss due to the Company’s net deferred tax assets that were subject to, and offset by, a valuation allowance.

The Company’s effective tax rate for both 2017 and 2016 was 0% as a result of our valuation allowance in both years, which fully offsets net deferred tax assets.

The following table presents the significant components of the Company’s deferred tax assets and liabilities (in thousands):

	December 31,	December 31,
	2017	2016
Deferred tax assets:
Net operating loss carryforwards	$5,255	$4,730
Formation costs	257	293
Stock-based compensation	475	216
Other deferred tax assets	15	5
Gross deferred tax assets	6,002	5,244
Valuation allowance	(5,236)	(4,496)
Net deferred tax assets	766	748

Deferred tax liabilities:
Internal-use software	(696)	(700)
Prepaid expenses	(63)	(34)
Other deferred tax liabilities	(7)	(14)
Gross deferred tax liabilities	(766)	(748)
Net deferred tax assets:	$-	$-

Management assesses all available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2017, a valuation allowance of $5.3 million has been recorded to recognize only deferred tax assets that are more likely than not to be realized.

At December 31, 2017, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $20.0 million, to offset future taxable income. The Company’s federal and state net operating loss carryforwards will begin expiring in 2034.

As of December 31, 2017, the Company did not record any cumulative unrecognized tax benefits on its consolidated balance sheets.

The Company identifies the U.S. and District of Columbia as its major tax jurisdictions. As of December 31, 2017, the Company’s tax returns for 2014, 2015, and 2016 remain open to examination by the Internal Revenue Service.

13. Stockholders’ Equity

Preferred Stock

The outstanding shares of Series A convertible preferred stock are not mandatorily or otherwise redeemable. The sale of all, or substantially all, of the Company’s assets, a consolidation or merger with another company, or a transfer of voting control in excess of fifty percent (50%) of the Company’s voting power are all events which are deemed to be a liquidation and would trigger the payment of liquidation preferences under the Company’s Certificate of Incorporation. All such events require approval of the Board; however, in such events, all holders of equal or more subordinate equity instruments would also be entitled to receive the same form of consideration after any liquidation preferences. Therefore, based on the guidance of ASC 480-10-S99 – Distinguishing Liabilities from Equity, the non-redeemable convertible preferred stock has been classified within stockholders’ equity on the consolidated balance sheet. The significant terms of outstanding Series A are as follows:

Conversion – Each share of Series A is convertible, at the option of the holder, initially, into one share of Class A common stock (subject to adjustments for events of dilution). Each share of convertible preferred stock will automatically be converted upon: (i) the election of a majority of the outstanding shares of such series of preferred stock; or (ii) the consummation of an underwritten registered public offering with aggregate proceeds in excess of $35 million (a “Qualified Public Offering”). The Company’s Certificate of Incorporation contains certain anti-dilution provisions, whereby if the Company issues additional shares of capital stock for an effective price lower than the conversion price for a series of preferred stock immediately prior to such issue, then the existing conversion price of such series of preferred stock will be reduced. The Company determined that while its convertible preferred stock contains certain anti-dilution features, the conversion feature embedded within its convertible preferred stock does not require bifurcation under the guidance of ASC 815, Derivatives and Hedging Activities.

Liquidation preference – Upon any liquidation, winding up or dissolution of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment shall be made to the holders of any common stock, the holders of convertible preferred stock shall be entitled to receive, by reason of their ownership of such stock, an amount per share of Series A equal to $2.1872 (as adjusted for stock splits, recapitalizations and other similar events) plus all declared and unpaid dividends (the “Series A Preferred Liquidation Preference”). However, if upon any such Liquidation Event, our assets are insufficient to make payment in full to all holders of convertible preferred stock of their respective liquidation preferences, then the entire balance of the Company’s assets legally available for distribution shall be distributed with equal priority between the preferred holders based upon the amount of each such holders’ Series A Preferred Liquidation Preference. Any excess assets, after payment in full of the liquidation preferences to the convertible preferred stockholders, are then allocated to the holders of the common stock, pro-rata.

Dividends – If and when declared by the Board, the holders of Series A and common stock, on a pari passu basis, will be entitled to receive dividends. As of December 31, 2017 and 2016 we have not declared any dividends on preferred stock or common stock.

Voting rights – Generally, preferred stockholders have one vote for each share of common stock that would be issuable upon conversion of preferred stock. Voting as a separate class, the Series A stockholders are entitled to elect one member of the Board. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board. The remaining two members are elected by the preferred stockholders and common stockholders voting together as a single class on an as-if-converted to common stock basis. The Company has adopted a dual-class common stock structure, pursuant to which each share of Class A common stock will have one vote per share and each share of Class F common stock will have ten votes per share.

Common Stock

Class A Common Stock

As of December 31, 2017, there were 2,886,900 shares issued and 2,529,087 shares outstanding. As of December 31, 2016, there were 2,884,400 shares issued and 2,640,775 shares outstanding, respectively. Holders of our Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders.

Class B Common Stock

On January 19, 2017, the Board of Directors of the Company increased the number of total number of authorized shares of Common Stock to 96,000,000, and created a new class of Common Stock, to be designated as Class B Common Stock, consisting of 10,000,000 authorized shares. Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders. Class B Common Stock has a par value of $0.0001 per share.

Class F Common Stock

In April of 2014, the Company issued 10 million shares of Class F Common Stock to Daniel Miller and to Benjamin Miller, with a par value of $0.0001 per share. Each share of the Class F Common Stock is entitled to ten (10) votes per share. As of December 31, 2017 and 2016, respectively, there were 10 million shares of Class F Common Stock issued and outstanding.

Class M Common Stock

On July 5, 2016, the Company issued 18 million shares of Class M Common Stock, at $0.0001 per share, to certain executive officers of the Company (excluding Benjamin Miller, who did not participate) for aggregate cash consideration of $1,800. Each share of the Class M Common Stock is entitled to nine votes per share. The shares are callable by the Company at any time, including upon a vote of a majority of the outstanding Series A converted preferred stockholders. On December 10, 2016, the Company exercised its right to redeem all 18 million outstanding shares of Class M Common Stock for an aggregate cash consideration of $1,800 upon unanimous consent by the Board of Directors. As of December 31, 2017, there were 18 million shares of Class M Common Stock authorized but unissued.

Investors’ Rights Agreement

We entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors and entities with which certain of our directors are affiliated. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights.

Right of First Refusal and Co-Sale Agreement

We entered into a Right of First Refusal and Co-Sale Agreement (the “Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock.

Voting Agreement

We entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors.

14. Non-Controlling Interests in Consolidated Entities

The non-controlling interests (“NCI”) balance as of December 31, 2017 is detailed below (in thousands):

		Change in NCI through the year ended December 31, 2017
Consolidated entity	Member’s equity of NCI as of December 31, 2016	Acquisition or (disposal) of Member’s equity of NCI (1)	Related party interest eliminations (2)	Net income (loss) from NCI	Non-controlling interests balance as of December 31, 2017	Net Income (loss) attributable to Rise Companies from NCI
Fundrise LP	$10,932	$151	$(170)	$79	$10,992	$2
Fundrise Real Estate Investment Trust, LLC	46,406	18,215	(81)	5,126	69,666	-
Fundrise Equity REIT, LLC	43,650	10,280	14	400	54,344	-
Fundrise West Coast Opportunistic REIT, LLC	6,477	20,588	7	1,121	28,193	-
Fundrise East Coast Opportunistic REIT, LLC	5,898	19,126	8	(284)	24,748	-
Fundrise Midland Opportunistic REIT, LLC	5,011	20,792	7	(843)	24,967	-
Fundrise For-Sale Housing eFund Los Angeles CA, LLC	-	8,813	(100)	(4)	8,709	-
Fundrise For-Sale Housing eFund Washington DC, LLC	-	9,718	(100)	(48)	9,570	-
Fundrise National For-Sale Housing eFund, LLC	-	6	(5)	(1)	-	(3)
Total	$118,374	$107,689	$(420)	$5,546	$231,189	$(1)

(1)	Total contributed equity to consolidated entities during the year ended December 31, 2017, less any amortized offering costs, share redemptions, or distributions.
(2)	Elimination of interests acquired by and any distributions paid to by the Company or Fundrise LP during the year ended December 31, 2017 in the non-controlling entities.

The non-controlling interests (“NCI”) balance as of December 31, 2016 is detailed below (in thousands):

		Change in NCI through the year ended December 31, 2016
Consolidated entity	Member’s equity of NCI as of December 31, 2015	Acquisition or (disposal) of Member’s equity of NCI (1)	Related party interest eliminations (2)	Net income (loss) from NCI	Non-controlling interests balance as of December 31, 2016	Net Income (loss) attributable to Rise Companies from NCI
Fundrise LP	$10,710	$(32)	$-	$254	$10,932	$-
Fundrise Real Estate Investment Trust, LLC	9,847	33,506	(735)	3,788	46,406	-
Fundrise Equity REIT, LLC	-	46,740	(187)	(2,903)	43,650	-
Fundrise West Coast Opportunistic REIT, LLC	-	6,572	(99)	4	6,477	-
Fundrise East Coast Opportunistic REIT, LLC	-	5,987	(98)	9	5,898	-
Fundrise Midland Opportunistic REIT, LLC	-	5,187	(99)	(77)	5,011	-
Fundrise 3 World Trade Center LLC	2,000	(2,000)	-	-	-	-
Fundrise For-Sale Housing eFund Los Angeles CA, LLC	-	-	-	-	-	-
Fundrise For-Sale Housing eFund Washington DC, LLC	-	-	-	-	-	-
Fundrise National For-Sale Housing eFund, LLC	-	-	-	-	-	-
Total	$22,557	$95,960	$(1,218)	$1,075	$118,374	$-

(1)	Total contributed equity to consolidated entities during the year ended December 31, 2016, less any amortized offering costs, share redemptions, or distributions.
(2)	Elimination of interests acquired during the year ended December 31, 2016 by the Company and Fundrise LP in the non-controlling entities.

15. Related Party Transactions

Investments in Sponsored Programs and Notes

Several of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform and have purchased notes and shares of sponsored programs and received related redemptions. All Notes and Sponsored Program investments and redemptions were made in the ordinary course of business and were transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Benjamin Miller, Daniel Miller, Herbert Miller (Messrs. Millers’ father), Haniel Lynn, and Joe Chen, the latter two members of the Board of Directors, have each invested in the Notes program, and Ben Miller has invested in the Sponsored Programs. In aggregate, the total investment outstanding of these related parties as of December 31, 2017 and 2016 is approximately $229,000 and $832,000, respectively.

In all cases, these investments and any applicable transactions subsequent to investment were conducted under the same terms as any other investor on the Fundrise Platform and the parties received no special benefits not shared on a pro-rata basis by any Notes holder or investor in Sponsored Programs.

Promissory Grid Note with Fundrise LP

On October 31, 2017, the Company entered into a second amended and restated promissory grid note (the “Second Amended and Restated Promissory Grid Note”), as borrower, with Fundrise LP, as the lender, with a revolving line of credit in the aggregate principal amount of $10.0 million, expiring on January 31, 2019. The Second Amended and Restated Promissory Grid Note replaces the earlier Amended and Restated Promissory Grid Note by and between Fundrise LP and the Company, dated as of March 7, 2017. Interest incurred and principal outstanding on the Promissory Grid Note are considered intercompany transactions and thus eliminated upon consolidation.

Series A Preferred Stock Financing

The following table summarizes the Series A stock purchased by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member.

	Shares of	Total
	Series A	Purchase
	Stock	Price
WestMill Capital Partners, LLC(1)	368,679	$806,365
Benjamin Miller	249,557	545,825
Daniel Miller	249,557	545,825
Herbert Miller, Patrice Miller, David Miller, Caroline Miller(2)	374,757	448,932

(1)	WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.
(2)	Each of these individuals are immediate family members of Benjamin Miller and Daniel Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A stock purchased by David Miller and 66,883 shares of Series A stock purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

16. Commitments and Contingent Liabilities

Operating Leases

On September 2, 2016, the Company entered into a four-year lease, expiring November 30, 2020, for new office space in Washington, DC.

The Company also maintains one satellite office in Los Angeles, CA contracted on a month-to-month basis.

Facilities rental expense for the years ended December 31, 2017 and 2016 was approximately $198,000 and $184,000, respectively. As part of these lease agreements, we currently have pledged approximately $44,000 as security deposits.

Our future minimum lease payments are as follows (in thousands):

Year-Ended	Future Minimum Lease Payments
2018	$146
2019	198
2020	213
2021	-
2022	-
Thereafter	-
Total	$557

Distribution Support Commitment – Fundrise Real Estate Investment Trust, LLC

Pursuant to a Distribution Support Agreement, Fundrise LP, an affiliate of the Company and a member of Fundrise Real Estate Investment Trust, LLC, has agreed to purchase up to an aggregate of $1,000,000 in additional common shares of Fundrise Real Estate Investment Trust, LLC to support the sponsored program’s quarterly distribution payments to shareholders. If adjusted funds from operations (“AFFO”) in any calendar quarter during the distribution support period is less than the amount that would produce a 15% annualized return, then Fundrise LP will purchase shares following the end of such quarter at the net asset value per share then in effect for an aggregate purchase price equal to the amount by which AFFO for such quarter is less than the 15% annualized amount. This arrangement provides liquidity to the sponsored affiliate for distributions, but does not in any way require that the sponsored affiliate distribute an amount that would represent a 15% annualized return. The distribution support commitment will only be provided until the earlier of (i) the purchase by Fundrise LP of an aggregate of $1,000,000 in common shares or (ii) December 31, 2017.

As of December 31, 2016, Fundrise LP had purchased 80,217 shares of Fundrise Real Estate Investment Trust, LLC common shares for $802,170. On February 16, 2017, Fundrise LP purchased an additional 19,783 shares of Fundrise Real Estate Investment Trust, LLC common shares for $197,830, which fulfilled Fundrise LP’s total commitment under the Distribution Support Agreement and its obligation thereunder was thereby extinguished.

Liquidation Support Agreement – Fundrise Equity REIT, LLC

To mitigate the effect of Fundrise Equity REIT, LLC’s lack of assets, revenue, and operating history, Fundrise Advisors has agreed to make a payment to the eREIT of up to $500,000 if the distributions paid upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. The following table details the amount of payment at varying levels of return (in thousands):

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500
17.1% to 18.0%	$400
18.1% to 19.0%	$300
19.1% to 19.9%	$200
20.0% or greater	$0

Commitment to Fundrise National For-Sale Housing eFund, LLC

Fundrise, L.P. has committed to purchase an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000 due on a date no later than the date on which the Fundrise National For-Sale Housing eFund, LLC raises and accepts at least $1 million in their Offering. As of December 31, 2017, Fundrise National For-Sale Housing eFund, LLC had not raised and accepted $1 million in their Offering and thus this commitment remains outstanding and unconsummated.

Legal Proceedings

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

17. Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in these consolidated financial statements through April 30, 2018, which was the date the consolidated financial statements were available to be issued.

Change of Class B Common Stock share price

On January 31, 2018, the Company raised the per share price for the Class B Common Stock from $5.50 per share to $ 6.00 per share.

Item 8.	Exhibits

2.1**	Amended and Restated Certificate of Incorporation
2.2**	Bylaws
3.1**	Investors’ Rights Agreement, by and among Rise Companies Corp. and certain investors, dated April 14, 2014
3.2**	First Refusal and Co-Sale Agreement, by and among Rise Companies Corp. and certain investors, dated April 14, 2014
4.1**	Form of Subscription Package (included in the Offering Circular as Appendix A and incorporated herein by reference)
5.1**	Voting Agreement, by and among Rise Companies Corp. and certain stockholders, dated April 14, 2014
6.1**	Special Indemnity Letter Agreement, by and between Rise Companies Corp. and Renren Lianhe Holdings, dated April 14, 2014
6.2**	2014 Stock Option and Grant Plan
11.1*	Consent of RSM US LLP

*	Filed herewith.
**	Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on April 30, 2018.

Rise Companies Corp

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

This annual report on Form 1-K has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer	April 30, 2018
Benjamin S. Miller	(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer	April 30, 2018
Benjamin S. Miller	(Principal Financial Officer and Principal Accounting Officer)

/s/ Benjamin S. Miller	Director	April 30, 2018
Benjamin S. Miller

/s/ Brandon T. Jenkins	Director	April 30, 2018
Brandon T. Jenkins

/s/ Joseph Chen	Director	April 30, 2018
Joseph Chen

/s/ Tal Kerret	Director	April 30, 2018
Tal Kerret

/s/ Haniel Lynn	Director	April 30, 2018
Haniel Lynn